UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

SFBC International, Inc.
_____
(Exact name of registrant as specified in charter)

Delaware
_____
(State or other jurisdiction of incorporation or organization)

59-2407464
_____
(I.R.S. Employer Identification No.)

11190 Biscayne Blvd., Miami, FL 33181
(305) 895-0304
_____
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

<u>Michael D. Harris, Esq.</u>
Michael Harris, P.A.
1555 Palm Beach Lakes Boulevard, Suite 310
West Palm Beach, Florida 33401
(561) 689-4441
_____
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

<u>From time to time after the effective date of this Registration Statement.</u>
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $.001 par Value.	234,060 shares	$16.00[1]	$3,744,960	$344.54
Common stock, $.001 par value.	102,812 shares	$17.00[2]	$1,747,804	$160.80
Total	336,872 shares		$5,492,764	$505.34

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) based on the average of the high and low price of the registrant's common stock as quoted on the Nasdaq National Market System on February 3, 2003.
(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) based on the average of the high and low price of the registrant's common stock as quoted on the Nasdaq National Market System on June 9, 2003.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8, may determine.

PROSPECTUS

336,872 shares of common stock

SFBC International, Inc.

       This prospectus relates to the public offering of 336,872 shares of common stock of SFBC International, Inc. by selling stockholders.

       We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. The prices at which the common stock may be sold by the selling stockholders will be determined by market prices prevailing the time of each sale.

       Our common stock is publicly-traded on the Nasdaq National Market under the symbol "SFCC." On June 9, 2003, the closing price for our common stock on the Nasdaq National Market was $17.00.

       Investing in our common stock involves a high degree of risk. See the risks, which are described in the "Risk Factors" section beginning on page 3 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____ __, 2003

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this Act, file periodic reports, proxy and information statements, and other information with the Securities and Exchange Commission. We are permitted to incorporate parts of this information by reference. The documents listed below are incorporated by reference into this registration statement:

- Our latest annual report filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act which contains, either directly or by incorporation by reference, audited financial statements for our latest fiscal year for which such statements have been filed;

- All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since the end of the fiscal year covered by the annual report referred to above;

- The description of our common stock contained in the Registration Statement on Form SB-2 filed on September 7, 2001, File No. 333-69112, including any amendments or reports filed for the purpose of updating such description; and

- All documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, from the date of filing of such documents.

We will furnish without charge to each person to whom the prospectus is delivered, upon the oral or written request of such person, a copy of any and all of the documents incorporated by reference. Requests should be directed to the attention of Mr. David Natan, SFBC International, Inc., 11190 Biscayne Boulevard, Miami, Florida 33181.

You may read and copy all or any portion of the registration statement or any other information, which we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission's website, www.sec.gov.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling SFBC International, Inc. pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

RISK FACTORS

An investment in our common stock involves a high degree of risk, and you should purchase our common stock only if you can afford a complete loss. You should consider carefully information about these risks, and all information contained in this prospectus, before you buy our common stock.

We rely on a limited number of clients for a large percentage of our revenues which means that we face a greater risk of loss of revenues if we lose clients

During 2002, no client represented 10% of our revenues. We expect that this year we will not have a client which accounts for 10% or more of our revenues. Historically we have relied on a small number of clients to generate a larger percentage of our revenues. This kind of client concentration in the contract research organization industry is common. Our largest clients vary from year to year because revenues from our individual clients fluctuate. In the event that we lose one or more major clients, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we cannot effectively manage our growth, we may not continue to operate at the same levels of profitability and may actually lose money

We have grown rapidly since 1998. Businesses which grow rapidly often have difficulty managing their growth. Although we have expanded our management, if we continue to grow we will have to employ experienced executives and key employees capable of providing the necessary support. We cannot assure you that our management will be able to manage our growth effectively or successfully. Our failure to meet these challenges could cause us to lose money.

Because of our acquisition strategy, our future results of operations may be adversely affected

One important aspect of our growth strategy is to pursue strategic acquisitions of related companies that expand or compliment our business. We cannot assure you that:

- we will identify suitable acquisition candidates;

- we can consummate acquisitions on acceptable terms;

- we can successfully integrate any acquired companies into our operations; or

- we will be able to retain an acquired company's significant client relationships and key personnel or otherwise realize the intended benefits of any acquisition.

Any future acquisition could require significant capital resources and divert management's attention from our existing business. We may incur liabilities associated with acquisitions that may not have been known at the time of acquisition. Acquisitions may create unanticipated tax and accounting problems. Failure to successfully accomplish future acquisitions could limit our revenues and earnings potential.

Because we are significantly smaller than the majority of our competitors, we may lack the financial resources needed to increase our market share

There are a large number of contract research organizations ranging in size from one-person consulting firms to full-service, global drug development corporations. It is easy for a new company to enter our industry. This competition may lead to price and other forms of competition that could adversely affect our business. Many of our competitors have substantially greater size and other resources than we do. For this reason, we may lack the financial resources needed to increase our market share.

Our clients may cancel or delay our contracts, which could reduce our future revenues and result in operating losses

Our clients may cancel or delay our contracts at any time for no reason. They may also cancel or delay a clinical trial for a variety of reasons including:

- inadequate patient enrollment;

- manufacturing problems resulting in a shortage of the potential product;

- a decision by a client to de-emphasize or cancel the development of a potential product;

- adverse patient reaction to a potential product;

- general economic conditions or financial or budgetary issues relating to the client;

- unexpected results; and

- request of the United States Food and Drug Administration or other regulatory agency.

The loss or delay of a large project or contract or the loss or delay of multiple small contracts has had and could again have a material adverse effect on our business and future results of operations.

We are dependent on the product development cycles of our clients and a change in these cycles, which are beyond our control, can adversely affect our business

Most of our contracts are short term in duration. As a result, we must continually replace our contracts with new contracts to sustain our revenue. A client's product development cycle is the driving force in our ability to initiate new contracts. In addition, a client has the ability to cancel or delay existing contracts if their product is not ready for testing or if the testing results are not satisfactory. These factors are all beyond our control. If we are unable to generate new contracts on a timely basis this would have a material adverse effect on our business, financial condition, and results of operations. In addition, since a large portion of our operating costs are relatively fixed, variations in the timing and progress of contracts can materially affect our results.

If the pharmaceutical and biotechnology industries reduce their expenditures, our future revenues may be reduced

Our business and continued expansion is dependent on the research and development expenditures of our clients. Any economic downturn or any decrease in our clients' research and development expenditures may adversely affect us by reducing our future revenues.

We are subject to changes in outsourcing trends in the pharmaceutical and biotechnology industries, which could adversely affect our operating results

Economic factors and industry trends that affect our primary clients, pharmaceutical and biotechnology companies, also affect our business and operating results. If these industries reduce the outsourcing of their clinical research projects, our operations will be affected adversely. A continuing negative trend would have an ongoing adverse effect on our business. We cannot predict the likelihood of any of these events or the effects they would have on our business, results of operations or financial condition.

We face a risk of liability from our disposal of medical wastes

Our clinical trials activities involve the controlled disposal of medical wastes, which are considered hazardous materials. We believe that our safety procedures for handling and disposal of these medical wastes comply with all state and federal environmental regulations. However, we cannot completely eliminate the risk of accidental contamination or injury from these materials. If this occurs, we could be held liable for damages, face significant fines, and face the temporary or permanent shutdown of our operations.

We risk potential liability when conducting clinical trials, which could cost us large amounts of money or possibly put us out of business

Our clinical trials involve administering drugs to humans in order to determine the effects of the drugs. By doing so, we are subject to the general risks of liability to these persons, which include:

- adverse side effects and reactions resulting from the administration of these drugs to a clinical trial participant;

- improper administration of the new drug; or

- potential professional malpractice of our employees, including physicians.

To protect ourselves, our contracts generally have indemnification agreements in which our clients agree to indemnify us in the event of adverse consequences to our participants caused by their products. We also carry liability insurance. However, if there is a damage claim not covered by insurance, the indemnification agreement is not broad enough or our client is insolvent, any resulting award against us could result in our experiencing large losses or possibly put us out of business.

If we do not continuously develop new methodologies for our analytical applications, we may be unable to compete with entities offering bioanalytical laboratory services

We must continuously develop bioanalytical methodologies for drug products in order to meet the needs of our clients and attract new clients. Our bioanalytical laboratory clients may request evidence of suitable validated bioanalytical methods before retaining us for our services. We must be able to provide solutions and advice for our clients. This requires staying abreast of current regulatory requirements and identifying methods and applications that will assist our clients in obtaining approval for their products. If we are unable to devote substantial time to development of new methods and applications, we may lose our clients.

If government regulation of our business is relaxed, it could reduce the need for our services and reduce revenues

The market for our services is based on strict government regulation of the drug development process. The general trend in the United States is for increased regulation. However, in Europe the regulatory process is more relaxed. The United States could change its regulatory structure. This could reduce our clients' need for our services and reduce our future revenues.

We are controlled by our management, which means they may stop a third party from acquiring us even if it is in the best interests of our stockholders

Dr. Lisa Krinsky and Mr. Arnold Hantman combined beneficially own approximately 19% of our outstanding common stock. As a result, they may be able to exercise control over all matters requiring stockholder approval including the election of directors and approval of significant corporate transactions. Their voting control could have the effect of delaying or preventing a change of control which might benefit our stockholders. Additionally, management's voting control may depress the future market price of our common stock.

If we lose the services of our key personnel or are unable to attract qualified staff, our business could be adversely affected

Our success is substantially dependent upon the performance, contributions and expertise of our senior management team. In addition, we depend on our ability to attract and retain qualified management, professional and operating staff. The departure of any of the members of senior management, or any other key executive, or our inability to continue to attract and retain qualified personnel could have a material adverse effect on our business.

We may issue preferred stock without the approval of our stockholders, which could make it more difficult for a third-party to acquire us and could depress our stock price

In the future, our board of directors may issue one or more series of preferred stock that has more than one vote per share without a vote of our stockholders. This could permit our board of directors to issue such stock to investors who support our management and give effective control of our business to our management. Additionally, issuance of this preferred stock could block an acquisition resulting in both a drop in the stock price and a decline in interest in the stock, which could make it more difficult for stockholders to sell their shares and could depress our stock price.

Almost all of our total outstanding shares are freely tradable. The shares of common stock covered by this prospectus will be freely tradable and could depress our stock price

As of June 9, 2003, we had outstanding 7,226,444 shares of common stock. The shares covered in this prospectus may be sold in the public market immediately. Most of our remaining shares may be publicly sold as follows:

Number of Shares	May be Publicly Sold Beginning
310,222 shares covered by this prospectus	Up to 134,667 shares as of the date of this prospectus and 58,515 shares beginning in March 2004, 2005 and 2006
26,650 shares	Upon exercise of the warrants
5,157,084 shares	Now, without limitation
1,669,036 shares	Now, subject to limitations of Rule 144
90,102 shares	Commencing on March 18, 2003, subject to Rule 144

Fluctuations in our operating results may cause our stock price to fall

Historically, our revenues and profitability have been higher in the second half of the year. These fluctuations are usually due to the level of new business authorizations in a particular quarter or year and the timing of the initiation, progress, or cancellation of significant projects. We anticipate that this will continue because of the way our clients budget their research expenditures. Our varying quarterly results may result in the drop of our common stock price if investors react to our reporting operating results less favorable than in a prior quarter.

If we fail to meet our earnings forecasts or those of independent analysts, the price of our common stock may fall

We have publicly forecasted our revenues and net income for the current fiscal year and expect to do so in the future. Analysts have forecasted our revenues and net income for the current fiscal year as well as each quarter. If we fail to meet any of these earnings forecasts in the future, the price of our common stock may fall.

Our stock price can be extremely volatile, and our common stock could suffer a decline in value

The trading price of our common stock has been and is likely to be volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

- Actual or anticipated variations in quarterly operating results;
- New service offerings introduced or announced by our competitors;
- Changes in financial estimates by securities analysts;
- Changes in market valuations of other similar companies;
- Our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
- Additions or departures of key personnel; and
- Sales of our common stock including short sales.

As a result, the price of our common stock could fall. In addition, the stock market in general experiences extreme price and volume fluctuations that are often unrelated and disproportionate to operating performance.

SELLING STOCKHOLDERS

The following table provides information about the selling stockholders, listing how many shares of our common stock each selling stockholder owns on the date of this prospectus, how many shares are offered for sale by this prospectus, and the number and percentage of outstanding shares the selling stockholder will own after the offering assuming all shares covered by this prospectus are sold.

Selling Stockholders	Ownership Prior to Offering	Securities Being Offered	Ownership After Offering	Percentage Owned After Offering
New Drug Services, Inc.[1]	234,060	234,060	0	0%
Francois Vallee[2]	56,335	56,335	0	0%
Guylaine Perron[2]	3,590	3,590	0	0%
Johane B. Champagne[2]	5,983	5,983	0	0%
Stephanie Marin[2]	2,991	2,991	0	0%
Nicola Stephan D'Ulisse[2]	2,392	2,392	0	0%
Denis Hache[2]	1,196	1,196	0	0%
Eric Masson[2]	2,479	2,479	0	0%
Jean Couture[2]	1,196	1,196	0	0%
Andrew Dorman[3]	16,650	16,650	0	0%
John P. Kanouff[3]	10,000	10,000	0	0%

_____

(1) All of these shares were issued when our subsidiary, SFBC New Drug Services, Inc. purchased the assets of New Drug Services, Inc. in September 2002. All of these shares are subject to a lock-up agreement which provides that 25% of the shares may be sold commencing upon the effectiveness of this registration statement, and another 25% may be sold each year beginning one year thereafter. Dr. Michael P. Adams, Dr. Alfonso J. Tobia, Mr. Glenn Adams, Dr. Anthony Orlando, who together own 100% of New Drug Services, Inc., the selling stockholder, are all currently employees of our wholly-owned subsidiary, SFBC New Drug Services, Inc. In addition, Dr. Adams is an executive officer of SFBC International, Inc.

(2) These shares were issued when our subsidiary, SFBC Canada, Inc., purchased all of the outstanding shares of Anapharm, Inc. in March 2002.

(3) These selling stockholders hold options to purchase common stock and warrants which they received as part of SFBC's initial public offering in October 2000. These shares are issuable upon exercise of the warrants. The options to acquire the warrants have not been exercised.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold at any time by the stockholders, subject to the lock-up agreement described above. The selling stockholders may sell their shares on the Nasdaq National Market at prevailing market prices or at negotiated prices. They may also publicly sell their common stock elsewhere to the extent a market develops.

Broker-dealers may receive compensation in the form of commissions, discounts or concessions from the selling stockholder in amounts to be negotiated in connection with sales. These brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of the shares of common stock offered in the market and to the activities of the selling stockholder and its affiliates. It has agreed to comply with this Regulation. In addition, we will make copies of this prospectus available to the selling stockholder and have informed it of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares of common stock.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Michael Harris, P.A., West Palm Beach, Florida. Attorneys employed by this law firm own 20,668 shares of our common stock.

EXPERTS

Our financial statements for the years ended December 31, 2002 and 2001 incorporated by reference in this registration statement have been audited by Grant Thornton LLP, independent auditors, as set forth in their reports and are incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Part II - Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution.

The estimated expenses in connection with the issuance and distribution of the securities being registered hereby will be borne by SFBC and are estimated to be as follows:

Registration Fee	$ 505.34
Printing and Miscellaneous	1,000.00
Legal Fees and Expenses	10,000.00
Accounting Fees and Expenses	5,000.00
Total	$16,505.34

Item 15. Indemnification of Directors and Officers.

Our certificate of incorporation, as amended, provides that we shall indemnify our officers and directors, employees and agents and former officers, directors, employees and agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlement arising out of his or her services on behalf of us subject to the qualifications contained in Delaware law as it now exists. We also cannot indemnify our officers and directors when we assert a direct claim against them. We have entered into indemnification agreements with our officers and directors providing for indemnification and containing an advancement of expenses provision. Delaware law generally provides that a corporation shall have such power to indemnify such persons to the extent they acted in good faith in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. In the event any such person shall be judged liable such indemnification shall apply only if approved by the court in which the action was brought. Any other indemnification shall be made by a majority vote of the board of directors (excluding any directors who were party to such action), or by a committee of directors designated by majority vote of the board of directors or by independent legal counsel in a written opinion, or by a majority vote of stockholders (excluding any stockholders who were parties to such action).

Item 16. Exhibits.

Exhibit No.	Exhibits
5	Opinion of Michael Harris, P.A.
23.1	Consent of Grant Thornton LLP
23.2	Consent of Michael Harris, P.A. (1)

_____
(1) Contained in opinion of Michael Harris, P.A.

Item 17. Undertakings.

(a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of SFBC International, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)   The registrant hereby undertakes:

(1)   To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i)   Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

(iii)   Include any additional or changed material information on the plan of distribution.

(2)   For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)   To file post-effective amendment to remove from registration any of the securities being registered that remain unsold at the end of the offering.

(4)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)   The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on June 12, 2003.

SFBC International, Inc.

By: /s/ ARNOLD HANTMAN
Arnold Hantman
Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 was signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ LISA KRINSKY, M.D. Lisa Krinsky, M.D.	Chairman of the Board of Directors	June 12, 2003
/s/ ARNOLD HANTMAN Arnold Hantman	Director	June 12, 2003
/s/ DAVID NATAN David Natan	Vice President of Finance (the principal financial officer)	June 12, 2003
/s/ RAMIRO CASANAS Ramiro Casanas	Chief Accounting Officer	June 12, 2003
/s/ JACK LEVINE Jack Levine	Director	June 12, 2003
/s/ DR. LEONARD WEINSTEIN Dr. Leonard Weinstein	Director	June 12, 2003
/s/ DAVID LUCKING David Lucking	Director	June 12, 2003

Exhibit 5

June 12, 2003

SFBC International, Inc.
11190 Biscayne Boulevard
Miami, FL 33181
Attention: Lisa Krinsky, M.D., President

Re: SFBC International, Inc.

Dear Dr. Krinsky:

You have advised us that SFBC International, Inc. (the "Company") is filing with the United States Securities and Exchange Commission a registration Statement on Form S-3 with respect to 336,872 shares of common stock, $.001 par value, which shares of common stock will be offered for sale by selling stockholders.

In connection with the filing of this Registration Statement, you have requested that we furnish you with our opinion as to the legality of the Company's shares of common stock as are presently outstanding including the shares which shall be offered pursuant to the Prospectus which is part of the Registration Statement.

You have advised us that as of June 9, 2003, the Company's authorized capital consists of 20,000,000 shares of common stock, $.001 par value per share, of which 7,226,444 shares are issued and outstanding and 5,000,000 shares of preferred stock, $.10 par value, of which no shares are issued and outstanding.

After having examined the Company's Certificate of Incorporation, as amended, bylaws and minutes, we are of the opinion that the 310,222 shares of common stock are, and 26,650 shares will be upon exercise of warrants, fully paid and non-assessable, duly authorized and validly issued.

We consent to the use of our name in the Prospectus under the caption "Legal Matters".

Very truly yours,

/s/ MICHAEL HARRIS, P.A.
Michael Harris, P.A.

Exhibit 23.1

AUDITOR'S CONSENT

We have issued our report dated February 18, 2003, accompanying the consolidated financial statements appearing in the 2002 Annual Report of SFBC International, Inc. and Subsidiaries to its shareholders included in the Form 10-KSB for the year ended December 31, 2002 which is incorporated by reference in this Registration Statement (Registration No. 333-103075). We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the caption "Experts."

/s/ GRANT THORNTON LLP

Miami, Florida
June 11, 2003